December 26, 2019 Via EDGAR and e-mail

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	m+ funds Trust, Series 1-9 Registration Statement on Form S-6 Filed December 26, 2019 File Nos.: 333-235758 and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust, we submitted to the Securities and Exchange Commission on December 26, 2019 for filing the above-referenced registration statement for the m+ Buffered Fund, m+ funds Trust, Series 1-9 (the “Trust”), a series of the m+ funds Trust.

The reference asset for m+ funds Trust Series 1-9 will be the SPDR® S&P 500® ETF (the “Reference Asset”). m+ funds Trust Series 1-9 will invest in a portfolio of exchange-traded options, and/or cash or cash equivalents. m+ funds Trust Series 1-9 will provide investors with insulation against a specified price decline in the Reference Asset.

Please feel free to call me at (212) 506-2321 with any questions.

Edward P. Bartz

U.S. Securities and Exchange Commission

December 26, 2019

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Steve Houston Rep Poppell Michael S. Rosen Anna T. Pinedo Hanwen Zhang Mingli Wu